Sun Life Financial Inc.
Annual Meeting of Shareholders
May 19, 2004

Report on Voting Results

National Instrument 51-102 - Section 11.3

Election of Directors

The following nominees were elected by ballot as directors of the Corporation until the next Annual Meeting:

Name of Nominee	Votes For	%	Votes Withheld	%

Robert M. Astley	252,720,317	99.76	602,992	0.24
William R. Fatt	252,725,929	99.77	594,536	0.23
Germaine Gibara	252,731,496	99.77	588,660	0.23
Stanley H. Hartt	250,414,688	98.85	2,905,777	1.15
Ronald W. Osborne	251,494,441	99.28	1,825,786	0.72
Madeleine M. Paquin	252,685,703	99.75	634,762	0.25
C. James Prieur	252,743,780	99.77	576,685	0.23
Donald A. Stewart	252,718,255	99.76	602,210	0.24
William W. Stinson	251,933,161	99.45	1,386,994	0.55
W. Vickery Stoughton	252,683,097	99.75	637,059	0.25

Appointment of Auditors

The following were the results of the ballot conducted for the resolution to appoint Deloitte & Touche LLP as Auditors of the Corporation:

Outcome	Votes For	%	Votes Withheld	%

Carried	251,086,431	99.13	2,208,255	0.87

Amendment to Section 2.1 of By-Law No. 1

The following were the results of the ballot conducted for the resolution to amend Section 2.3 of By-law No. 1 to permit the non-management directors of the Corporation to waive the provision that a person is not eligible to be elected a director of the Corporation if that person has reached the age of 70:

Outcome	Votes For	%	Votes Withheld	%

Carried	243,543,598	96.17	9,696,214	3.83

Amendment to Section 2.6 of By-Law No. 1

The following were the results of the ballot conducted for the resolution to amend Section 2.6 of By-Law No. 1 to increase the aggregate of all amounts that are to be paid to all directors of the Corporation during a financial year to $1,600,000:

Outcome	Votes For	%	Votes Withheld	%

Carried	246,847,562	97.49	6,363,731	2.51

/ s / “Joan Wilson”

Joan Wilson
Vice-President and
Corporate Secretary